December 14, 2007

Mr. Michael Fay
Division of Corporation Finance
Securities and Exchange Commission
Washington D.C. 20549

Re:	Ship Finance International Limited
File No. 001-32199
Form 20-F: For the year ended December 31, 2006

Dear Mr. Fay:

By letter dated October 30, 2007, the Staff of the Securities and Exchange Commission (the “Staff”) presented further comments to the Annual Report on Form 20-F (the “Form 20-F”) filed by Ship Finance International Limited (“SFIL” or the “Company”) with respect to the year ended December 31, 2006.  On behalf of the Company, we hereby submit the Company’s response to your letter.  For your convenience, the numbered paragraphs of this response letter correspond to the numbered paragraphs of your letter, which we have inserted in bold.

Item 5. Operating and Financial Review and prospects - Overview

Revenues

1.
We have reviewed your response to our prior comment number 1. We note that you account for the provision of management services under your time charter agreements with Frontline Charterers as a separate unit of accounting for purposes of revenue recognition. However, we are unclear why you believe that the portion of time charter revenue that has been allocated as management service revenue should be recognized gross, rather than net of management service fees paid to Frontline Management (Bermuda) Ltd. (“Frontline Management”). In this regard, we note that i) you do not provide the actual management services to the Frontline Charterers, and ii) the daily amount of revenue that is recognized for the management services equals the amount of the service fees paid to Frontline Management, and (iii) both Frontline Charterers and Frontline Management appear to be subsidiaries of Frontline Ltd.  Based upon the aforementioned factors, it appears that, in substance, your company is merely a pass-through entity for the cash payment between Frontline Charterers and Frontline Management, and that you have not provided or contributed to the performance of the management services received by Frontline Charterers.

As such, it appears you should revise your statement of operations to recognize management service revenues net of the associated expenses paid to Frontline Management. Alternatively please tell us why you believe that it is appropriate to recognize management service revenues on a gross basis as well as the business purpose of the structure of the transactions between your company and the two Frontline entities.

Mr. Michael Fay
Securities and Exchange Commission

The Company respectfully disagrees with the Staff’s characterization of the time charter agreements with Frontline Charterers and the management agreements with Frontline Management as mere pass-through arrangements. After taking into consideration the Staff’s observations, which we discuss in more detail below, the Company remains of the opinion that its gross presentation of management service revenues provides the most correct and meaningful financial information. The fact that the Company has subcontracted the provision of some of these services does not alter the underlying business purpose of the contracts, and thus should not impact the accounting treatment of the resulting cash-flows.

Specifically, with reference to the Staff’s comments:

(i)     Provision of management services.

In the case of vessels chartered to Frontline Charterers, the Company remains directly responsible for all aspects of the operation and maintenance of its vessels, including crewing and supplying the vessels. The Company has these responsibilities to all of its time charterers, including the Frontline Charterers, whether or not any of the ship managers employed by the Company, including Frontline Management, adequately perform under the management agreements.  This is a standard industry allocation of responsibilities when vessels are time chartered or voyage chartered by their owners to third parties.

It is also common industry practice for the vessel owner to outsource vessel management services to third parties. Subcontracting management services to third parties, however, does not change the legal allocation of responsibilities.  The owner remains liable for the technical operation of the vessel.  So long as the ultimate contractual responsibility for the provision of services remains with the Company, we do not believe that the use of a sub-contactor should, per se, affect the accounting treatment of the original business transaction.

(ii)     Service revenue is equal to cost of the management fee to Frontline Management.

In determining the amount of charter hire income to allocate to lease service revenue, we considered both the related party nature of the transaction and the fair value of the services provided. The fact that the Company and Frontline Ltd. (“Frontline”) were, at the time, under common control raised the question whether we should recognize a profit in respect of the provision of the ship management services. In addition, as described in Response No. 2 below, we concluded, and continue to be of the opinion, that the amount of $6,500 was the best estimate of the fair value of the services in question at the inception of the leases.

(iii)     Both Frontline Shipping and Frontline Management are subsidiaries of Frontline Ltd.

In determining how to treat the revenues received from Frontline Charterers and the management fees paid to Frontline Management, the Company considered the fact that both of these entities are wholly-owned subsidiaries of Frontline.  However, the Company believes that it correctly accounted for these amounts because its contractual relationships with the two companies are clearly separate.

We also note the following points that we believe support our conclusion with respect to the accounting treatment of the service revenues and management fees:

Frontline Management is a separate legal entity from the Frontline Charterers, and the charters are separate agreements from the management agreements.  The Company is contractually obligated to pay management fees to Frontline Management whether or not it receives charter hire from Frontline Charterers or one of its other time charterers, without any right of setoff.

Mr. Michael Fay
Securities and Exchange Commission

The distinct nature of the contracts is also illustrated by the fact that the charters with Frontline Charterers are noncancelable, while the Company is able to cancel the management agreements with Frontline Management on 90 days notice.  In such circumstances, the Company could either provide management services itself or outsource to a third party. Neither Frontline Management nor the Frontline Charterers can prevent the Company from cancelling the management agreements within their terms.  Similarly, if Frontline Management fails to perform, the Company cannot cancel the charters or otherwise assert claims against Frontline Charterers.

In summary, the Company does not believe that the costs of  providing management services in connection with the time charters should be netted against the lease service revenue received under the charter agreements.  The Company believes that the gross presentation adopted provides the most appropriate and meaningful representation of the Company’s business transactions.

2.  We note that you account for $6,500 of your daily time charter revenue as service revenues. You state that the amount allocated as service revenues is based upon the amount charged to you by Frontline Management, since Frontline Ltd. (parent of Frontline Management) and your company are under common control. As noted in your response, the recognition of service revenues based upon the amount charged to you is not consistent with paragraph 12 of EITF 00-21, which states that arrangement consideration should be allocated to the separate units of accounting in an arrangement based upon their relative fair values, if there is objective and reliable evidence of the fair value for all units of accounting in the arrangement. Given that in the shipping industry (i) vessels are chartered under both bareboat and time charters and ii) there are entities that specifically provide management services it appears there may be objective and reliable evidence of the fair values of the individual deliverables provided under your time charter contracts with Frontline. In this regard please tell us the amount of revenue that you would expect to allocate as service revenues using the relative fair value method. As a part of your response, please tell us the fair values ascribed to each of the units of accounting, any key assumptions used in determining the fair values, and the basis of any material assumption.

We refer to our previous response in which we stated that the management service revenue was recognized based upon the management fee paid to Frontline Management. To expand, we advise that the rate of $6,500 per day was set by reference to actual historical costs of the relevant service to Frontline (as can be verified by reference to previous Form 20-F documents) with an adjustment to take account of future cost increases. The Company believed that such actual costs were the best indicator of the fair value of the service revenue. We attach appendix A in which this amount was compared to available industry data in order to satisfy all parties involved that the contracted amount reasonably approximated to fair value. Appendices B and C are extracts from a widely circulated independent report on operating costs upon which the calculations were based.

Based on data available at the time and the attached analysis we believe that the contracted amount of $6,500 is the correct amount to allocate to service revenue, in respect of these services as it was calculated with reference to contemporaneous market costs.

We have considered re-evaluating the allocation of the charter hire payments to the constituent deliverables and we determined that in these particular circumstances the amount of $6,500 per day remains valid as the best estimate of the fair value of the services in question. This is supported by the fact that should the Frontline charterers exercise their option under the charters to convert any of the charters to bareboat charters, the agreed reduction in the charter hire payable is $6,500 per day.

Mr. Michael Fay
Securities and Exchange Commission

Although current data indicates typical operating expenses for similar vessels is higher than $6,500 (see appendices D and E) the risk of cost escalations in excess of contractual prices is normally borne by the providers under long-term contracts and we do not consider these inflationary factors to constitute a change in the circumstances of the charter and management agreements.

We also considered whether there was objective and reliable evidence available as to the value of the individual deliverables, as discussed in your comment.  While there are entities that do provide ship management services, they are usually on a cost-plus basis (meaning that actual costs incurred are passed on to the vessel operator plus a contractual profit component).  We believe that the agreements between Ship Finance and Frontline Management are dissimilar to any identifiable market vessel management agreements due to the length of contractual terms and the size of the fleet being serviced.

We believe that the actual cost to the Company of providing the management services remains the appropriate amount to allocate as lease service revenue as the Company does not have an alternative, more appropriate measure of the fair value of the contracts.

Consolidated Statements of Cash Flows

3. We have reviewed your response to our prior comment number 7. It appears that you have presented the net amount of i)  the revenues received from third party charterers and paid to Frontline during the “cross-over” voyage period and ii) Frontline’s base charter rates payable to you during the “cross-over” voyage period as “deemed dividends paid”, which are reflected in the financing activities section of your consolidated cash flow statement. However we believe that presenting the aforementioned amounts on a gross basis would enhance the transparency of your consolidated cash flow statement.

Please revise your presentation in future filing accordingly. Refer to paragraph 11 of SFAS No 95 for further guidance.

We note your comments and we will amend our presentation in future filings accordingly.

2. Accounting Policies

Leases

4
We have reviewed your response to our prior comment number 9. However we do not concur that the guidance provided in paragraph 34 of SFAS No 13 is inconsistent with the guidance in paragraph 6(b)(i) of SFAS No 13. As your purchase and lease transactions with Frontline Ltd (and its subsidiaries) appear to qualify as sale-leaseback transactions, it appears that your accounting treatment should follow the guidance provided in paragraphs 32 and 34 of SFAS No 13; whereas the guidance provided in paragraph 6(b)(i) of SFAS No 13 would be reserved for a traditional lease only transaction.

In this regard it appears that all of your leases to Frontline Ltd. that have resulted from transactions which qualify as sale-leaseback transactions should be accounted for as operating or direct financing leases in accordance with paragraph 34 of SFAS No 13. Please tell us why you believe your transactions with Frontline Ltd. do not qualify as sales-leaseback transactions and/or why you believe the guidance outlined in paragraph 6(b)(i) of SFAS No 13 is more applicable than  the guidance provided in paragraph 34 of SFAS No 13.

Mr. Michael Fay
Securities and Exchange Commission

We considered the different treatments prescribed in both paragraphs 6(b) (i) and 34 though neither appeared to fully present a method of recording the transaction that would be in agreement with the substance of the transaction.

The fleet was acquired at the net book value as recorded in Frontline’s accounting records and recognized on this basis, since at the time of the initiation of the transaction Frontline and Ship Finance were under common control.  The fair value of the fleet was in excess of that amount.  We determined that it would be inappropriate for Ship Finance to recognize in income the difference between the net book value of the fleet as recorded in Frontline's accounting records and its fair value (the “Excess”), as this amount was essentially contributed to Ship Finance by Frontline.

Upon initiation of the charters to Frontline, a strict interpretation of paragraph 34 of SFAS No. 13 would lead to an accounting treatment inconsistent with the underlying economic transaction, as the Excess would be recorded as additional interest income.  This inconsistency is due to the presumption inherent in paragraphs 32 and 34 of SFAS No. 13 that sale-leaseback transactions would be conducted at fair value as is detailed in paragraph 6(b) (ii).  We also considered whether to account for the transaction as a sales-type lease as described in paragraph 6(b)(i) of SFAS No. 13.  Though this treatment is not appropriate for sale-leasebacks, it does include a method for accounting for an Excess in the valuation of an asset under a capital lease.

We determined that the gain related to the Excess arising from the lease-back should be treated as a deferred equity contribution, and should be amortized to contributed surplus as income is recognized from the lease-back of the fleet.  The amortization of the deferred equity contribution is being computed in a manner consistent with the accounting for the profit element in a sales-type lease in paragraph 6(b)(i) of SFAS No. 13, which is why we have made reference to accounting for sales-type leases.

In summary, the variance between the book basis of the vessels and the fair market value, that represented an equity contribution to the Company by Frontline, would be recorded as interest income if accounted for as a direct-finance lease or as gain on sale if accounted for as a sales-type lease: both of which would be incorrect.  The reference to inconsistencies between paragraphs 6(b)(i) and 34 of SFAS No. 13 arose from our conclusion that neither paragraph provided a comprehensive solution to the Company’s particular circumstances.  Our accounting treatment was designed to remove the inappropriate interest income and record the capital contribution in line with the receipt of the associated benefit.

5. We note that you have acquired additional vessels subsequent to the year ended December 31 2006. It appears that certain of the vessels purchased during fiscal year 2007 may have been chartered back to their seller. For example we note that the vessels acquired from Deep Sea Supply Plc (“Deep Sea”) may have been chartered back to Deep Sea under bareboat agreements.

In this regard please tell us how you have characterized the charters of vessels (e.g. operating leases, direct financing leases, or sales-type leases) that were purchased subsequent to December 31, 2006 and chartered back to the seller. In addition, tell us how you have accounted for all other vessels that were purchased and placed into service during fiscal year 2007.

Mr. Michael Fay
Securities and Exchange Commission

We evaluate each lease transaction under the criteria laid out in paragraphs 7 and 8 of SFAS No 13, to determine whether they should be accounted for as capital of operating leases. Any capital leases are further evaluated according to paragraph 6 and 32 to determine whether they should be accounted for as sales type or direct finance leases.

We have summarized all our subsequent chartering transactions, and our conclusions as to the characterization of each of the leases in the table below.

Vessels acquired and leased back to seller

Vessel name / type	Delivery date	Charter classified as;
Sea Cheetah Sea Jaguar Sea Trout Sea Halibut Sea Pike Deep sea supply vessels	Sept 6 2007 Sept 6 2007 Sept 6 2007 Sept 6 2007 Oct 23 2007	Operating lease
West Prospero Jack-up Rig	June 29 2007	Direct Finance lease

Vessel acquired and leased to a third party that is not related to seller

Vessel name / type	Delivery date	Charter classified as;
Horizon Hawk Horizon Eagle Horizon Falcon Horizon Tiger Container vessels	March 5, 2007 April, 10 2007 April 30 2007 May 22 2007	Operating lease
Motemar Europa Container vessel	Aug 9, 2007	Operating lease

Very truly yours,

Seward & Kissel LLP

		By:	/s/ Gary J. Wolfe
Gary J. Wolfe, Esq.

cc:	Jeffery Sears
Division of Corporation Finance

Lyn Shenk
Division of Corporation Finance

SK 23153 0002 839018

Frontline Ltd			APPENDIX A
Operating Cost Projections
December 31, 2003
	Suezmax	VLCC	Average
Crew wages	2,000	2,200	2,100
Provisions	300	300	300
Crew other	200	200	200
Crew costs total	2,500	2,700	2,600
Lubricants	300	500	400
Stores other	300	300	300
Stores total	600	800	700
Spares	500	600	550
Repairs and maintenance	400	600	500
Repairs and maintenance total	900	1,200	1,050
P&I insurance	400	600	500
Insurance	400	500	450
Insurance total	800	1,100	950
Registration costs	100	100	100
Management fees	400	400	400
Sundries	200	200	200
Administration total	700	700	700

Total operating costs	5,500	6,500	6,000

Uplift for future increases	500	500	500

Projected total operating costs	6,000	7,000	6,500

APPENDIX B

VLCC

DWT:	250,000-320,000

World fleet:	415 (118,821,165 dwt)
Average size:	286,316 dwt
Average age:	Feb-1995

Sample size:	31
Sample average size:	299,775 dwt
Sample average age:	Dec-1994

Average 1 Year T/C:	US$ 24,441 per day

OpCost Report

Item	US$ (Per year)	US$ (Per day)

Crew Wages	805,773	2,208
Provisions	77,403	212
Crew Other	100,267	275
Crew Costs Total	983,443	2,695
Lubricants	181,808	498
Stores Other	121,142	332
Stores Total	302,950	830
Spares	211,303	579
Repairs& Maintenance	207,308	568
Repairs & Maintenance Total	418,611	1,147
P&I Insurance	202,789	556
Insurance	192,805	528
Insurance Total	395,594	1,084
Registration Costs	28,061	77
Management Fees	153,607	421
Sundries	83,345	228
Administration Total	265,013	726

Total Operating Costs	US$ 2,365,611	US$ 6,482

All figures above are for the year ended 31 December 2002

Total Operating Costs 2001	US$ 2,107,150	US$ 5,773

This report should be read in conjunction with the accompanying notes.

MOORE STEPHENS
CHARTERED ACCOUNTANTS

APPENDIX C

Suezmax Tanker

DWT:	120,000-200,000

World fleet:	287 (42,244,198 dwt)
Average size:	147,192 dwt
Average age:	Aug-1993

Sample size:	29
Sample average size:	146,959 dwt
Sample average age:	Jan-1993

Average 1 Year T/C:	US$ 17,826 per day

OpCost Report

Item	US$ (Per year)	US$ (Per day)

Crew Wages	741,980	2,033
Provisions	105,318	289
Crew Other	65,398	179
Crew Costs Total	912,696	2,501
Lubricants	109,360	300
Stores Other	157,398	431
Stores Total	266,758	731
Spares	167,896	460
Repairs & Maintenance	162,036	444
Repairs & Maintenance Total	329,932	904
P&I Insurance	100,031	274
Insurance	131,601	361
Insurance Total	231,632	635
Registration Costs	24,559	67
Management Fees	191,162	524
Sundries	108,087	296
Administration Total	328,808	887

Total Operating Costs	US$ 2,064,826	US$ 5,658

All figures above are for the year ended 31 December 2002

Total Operating Costs 2001	US$ 2,088,550	US$ 5,722

This report should be read in conjunction with the accompanying notes.

MOORE STEPHENS
CHARTERED ACCOUNTANTS

APPENDIX D

Suezmax Tanker

DWT:	120,000-200,000

World fleet:	373 (56,415,964 dwt)
Average size:	151,249 dwt
Average age:	Nov-1997

Sample size:	40
Sample average size:	152,334 dwt
Sample average age:	Apr-1999

Average 1 Year T/C:	US$ 43,192 per day

OpCost Report
All figures are for the year ended 31 December 2006

Item	US$ (Per year)	US$ (Per day)

Crew Wages	980,507	2,686
Provisions	77,882	213
Crew Other	150,605	413
Crew Costs Total	1,208,994	3,312
Lubricants	178,612	489
Stores Other	179,849	493
Stores Total	358,461	982
Spares	183,877	504
Repairs & Maintenance	193,526	530
Repairs & Maintenance Total	377,403	1,034
P&I Insurance	147,819	405
Insurance	170,667	468
Insurance Total	318,486	873
Registration Costs	18,466	51
Management Fees	293,996	805
Sundries	94,533	259
Administration Total	406,995	1,115

Total Operating Costs 2006	US$ 2,670,339	US$ 7,316

Total Operating Costs 2005	US$ 2,472,475	US$ 6,774

This report should be read in conjunction with the accompanying notes.

MOORE STEPHENS
CHARTERED ACCOUNTANTS

APPENDIX E

VLCC

DWT:	250,000-320,000

World fleet:	481 (141,435,273 dwt)
Average size:	294,044 dwt
Average age:	Jun-1998

Sample size:	63
Sample average size:	296,650 dwt
Sample average age:	Nov-1997

Average 1 Year T/C:	US$ 58,308 per day

OpCost Report
All figures are for the year ended 31 December 2006

Item	US$ (Per year)	US$ (Per day)

Crew Wages	1,073,978	2,942
Provisions	75,532	207
Crew Other	136,812	375
Crew Costs Total	1,286,322	3,524
Lubricants	254,807	698
Stores Other	179,978	493
Stores Total	434,785	1,191
Spares	330,206	905
Repairs & Maintenance	284,339	779
Repairs & Maintenance Total	614,545	1,684
P&I Insurance	224,318	615
Insurance	219,013	600
Insurance Total	443,331	1,215
Registration Costs	23,179	64
Management Fees	258,490	708
Sundries	140,645	385
Administration Total	422,314	1,157

Total Operating Costs 2006	US$ 3,201,297	US$ 8,771

Total Operating Costs 2005	US$ 2,978,787	US$ 8,161

This report should be read in conjunction with the accompanying notes.

MOORE STEPHENS
CHARTERED ACCOUNTANTS